EXHIBIT 21.1

List of Subsidiaries

Direct Subsidiary of SANUWAVE Health, Inc.

1.	SANUWAVE, Inc., a Delaware corporation

Subsidiaries of SANUWAVE, Inc. – Indirect Subsidiaries of SANUWAVE Health, Inc.

1.	SANUWAVE Services, LLC, a Delaware limited liability company

1.	SANUWAVE AG, a company organized under the laws of Switzerland